UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Pinnacle Entertainment, Inc.

(Exact name of registrant as specified in its charter)

Delaware	95-3667491
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

3980 Howard Hughes Parkway, Las Vegas, Nevada	89169
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

N/A (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Item 1.	Description of Securities to be Registered.

On November 6, 2014, the Board of Directors of Pinnacle Entertainment, Inc. (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding Common Share, par value $.10 per share (the “Company Common Stock”), of the Company. The dividend is payable on November 17, 2014 (the “Record Date”) to stockholders of record on that date.

Each Right entitles the registered holder to purchase from the Company one one-thousandth of a Series A Junior Participating Preferred Share, par value $1.00 per share (the “Preferred Shares”), of the Company at a price of $104 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”), dated as of November 6, 2014, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent.

The Board of Directors of the Company authorized the adoption of the Rights Agreement in connection with its plan to pursue the separation of the Company’s business into two separate, publicly traded companies:

•	A company that would remain the gaming operating entity; and

•	A real estate investment trust (“REIT”), which would own, acquire and lease real estate.

The Company is pursuing a plan to effect the separation by distributing all of the outstanding shares of common stock of the REIT to the Company’s stockholders on a pro rata basis (the “Spin-Off”). At the time of the Spin-Off, the REIT would hold substantially all of the real property owned by the Company. We anticipate that the REIT would elect to be taxed and would intend to qualify as a REIT for U.S. federal income tax purposes.

The REIT would have to satisfy certain requirements relating to diversity of ownership, including a requirement that not more than 50% of its stock may be owned by five or fewer persons. In order to help the REIT satisfy the tax requirements, its charter would include “excess share” provisions typical for REITs that will prohibit ownership of more than 9.8% of its outstanding shares. The Rights Agreement has been adopted to discourage anyone from exceeding this ownership level at the Company prior to the Spin-Off, and thereby facilitate the REIT’s qualification after the Spin-Off. The Rights Agreement also will protect against any coercive or abusive takeover tactics, and help ensure that the Company’s stockholders are not deprived of the opportunity to realize the full and fair value of their investment.

In general terms, and subject to certain exceptions, the Rights Agreement restricts any person or group from acquiring beneficial ownership of 9.8% or more of the outstanding Company Common Stock, or, in the case of any person or group that owns 9.8% or more of the outstanding Company Common Stock on November 6, 2014 (the date of announcement of the Rights Agreement), any additional shares of Company Common Stock.

The following is a summary of the material terms of the Rights Agreement. The full text of the Rights Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

Initially, the Rights will attach to all certificates representing Company Common Stock then outstanding and no separate Right Certificates will be distributed. The Rights will separate from the Company Common Stock and a distribution date for the Rights (the “Distribution Date”) will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has become an “Acquiring Person” (i.e., has become, subject to certain exceptions, the beneficial owner of 9.8% or more of the then outstanding Company Common Stock) and (ii) ten business days (or such later date as may be determined by action of the Board of Directors of the Company) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person.

Until the Distribution Date,

(i) the Rights will be evidenced by the Company Common Stock certificates and will be transferred with and only with the Company Common Stock certificates,

(ii) new Company Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and

(iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Company Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earlier of (i) November 6, 2016 and (ii) the first business day following the completion of the Spin-Off, unless extended or earlier redeemed or exchanged by the Company as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:

(i) in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Preferred Shares,

(ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares or securities convertible into Preferred Shares at less than the then current market price of the Preferred Shares, or

(iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash or assets (excluding regular periodic cash dividends or dividends payable in Preferred Shares) or of subscription rights, options or warrants (other than those described in clause (ii) hereof).

The number of Preferred Shares issuable upon the exercise of a Right is also subject to adjustment in the event of a dividend on Company Common Stock payable in Company Common Stock, or a subdivision, combination or consolidation of the Company Common Stock.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Preferred Shares will be required to be issued (other than fractional shares which are integral multiples of one one-thousandth (subject to adjustment) of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) if in lieu thereof a payment in cash is made based on the closing price (pro-rated for the fraction) of the Company Common Stock on the last trading date prior to the date of exercise.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price of the Right that number of Company Common Stock (or, in certain circumstances, cash property or other securities of the having a market value of two times the exercise price of the Right).

In the event that, at any time following the date that any person becomes an Acquiring Person, the Company is acquired in certain mergers or other business combination transactions or 50% or more of the assets, cash flow or earning power of the Company and its subsidiaries (taken as a whole) is sold or transferred, each holder of a Right (other than Rights which have become void under the terms of the Rights Agreement) will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a market value of two times the exercise price of the Right.

In certain events specified in the Rights Agreement, the Company is permitted to temporarily suspend the exercisability of the Rights.

At any time after a person or group of affiliated or associated persons becomes an Acquiring Person (subject to certain exceptions) until the time specified in the Rights Agreement, the Board of Directors of the Company may exchange all or part of the Rights (other than Rights which have become void under the terms of the Rights Agreement) for Company Common Stock or equivalent securities pursuant to a one-for-one exchange ratio, subject to certain adjustment.

At any time prior to the earlier of the close of business on (i) the tenth business day following the Stock Acquisition Date (as defined in the Rights Agreement, or, in certain circumstances, the Record Date) and (ii) the expiration of the Rights Agreement, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustment, payable, at the election of the Board of Directors of the Company, in cash, shares of Company Common Stock or other consideration considered appropriate by the Board of Directors of the Company. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. The Board of Directors of the Company and the Company shall not have any liability to any person as a result of the redemption or exchange of the Rights pursuant to the provisions of the Rights Agreement.

The terms of the Rights may be amended by the Board of Directors of the Company, subject to certain limitations after such time as a person or group of affiliated or associated persons becomes an Acquiring Person, without the consent of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

Item 2.	Exhibits.

Exhibit No.	Description

1	Rights Agreement, dated as of November 6, 2014, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent

2	Certificate of Designation of Series A Junior Participating Preferred Stock

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 7, 2014

PINNACLE ENTERTAINMENT, INC.

By:	/s/ Elliot D. Hoops
Elliot D. Hoops
Vice President and Legal Counsel

EXHIBIT INDEX

Exhibit No.	Description

1	Rights Agreement, dated as of November 6, 2014, between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent

2	Certificate of Designation of Series A Junior Participating Preferred Stock